Exhibit 1

FOR IMMEDIATE RELEASE	15 December 2016

WPP PLC (“WPP”)

Salmon acquires e-commerce digital consultancy Eperium in the Netherlands

WPP announces that its global e-commerce consultancy, Salmon, has acquired Netherlands-based Eperium, a leading digital and e-commerce consultancy.

Eperium is headquartered in Amsterdam and employs over 200 people in Europe and India. Clients include Sligro, Plus Supermarkten, Jumbo, Bunzl, Xerox, Dutch Railways and Asian Paints. The agency’s consolidated unaudited revenues for the year ended 31 December 2015 were €8.5 million with gross assets of €4.1 million as at the same date.

The acquisition gives Salmon, which has a presence in the UK, US, China and Australia, access to the northern European and Indian markets where Eperium has a long established operation. Additionally, Salmon will now add Intershop Commerce Suite and Informatica Product Information Management (PIM) to its technology portfolio and delivery capability which already includes IBM, SAP Hybris and Magento. Following the transaction, the Salmon group will employ over 700 people.

This acquisition is part of WPP’s strategy of developing the Group’s capabilities in fast-growing sectors and markets and declared commitment to strengthening its digital capabilities across all disciplines, including e-commerce.

WPP’s digital revenues were over US$7 billion in 2015, representing 37% of total Group revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years. In the Netherlands, WPP companies (including associates) collectively generate revenues of nearly US$300 million and employ over 1,500 people.

Contact:
Feona McEwan, WPP
Chris Wade, WPP	+44 20 7408 2204